

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Mr. Michael Kirshbaum, CFO
The Advisory Board Company
2445 M. Street, N.W.
Washington, DC 20037

   Re: **The Advisory Board Company**
      Form 10-K for the fiscal year ended March 31, 2010
      File No. 0-33283

Dear Mr. Kirshbaum:

   We have completed our review of the above referenced filing and have no further comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief